Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30,		Years ended December 31,
(in millions)	2017	2016	2016	2015	2014	2013	2012
Income before income taxes	$1,037	$331	$716	$590	$524	$986	$365
Less: Undistributed income (loss) from equity investees	96	46	97	43	25	20	15
Less: Noncontrolling interests	—	—	—	16	15	81	—
Add: Fixed charges, excluding deferred sales inducements additions and deferred financing costs	1,907	1,136	1,364	785	1,931	1,131	314
Add: Amortization of deferred sales inducements	42	19	39	21	4	16	25
Add: Amortization of deferred financing costs	—	—	2	3	3	—	—

Earnings available for fixed charges	$2,890	$1,440	$2,024	$1,340	$2,422	$2,032	$689

Interest expensed and capitalized	$2,027	$1,280	$1,563	$920	$2,044	$1,167	$321
Deferred financing costs	—	—	—	—	—	8	—
Estimated interest component of rent expense	1	1	1	1	—	1	—

Fixed charges	$2,028	$1,281	$1,564	$921	$2,044	$1,176	$321

Ratio of earnings available for fixed charges to fixed charges	1.43	1.12	1.29	1.45	1.18	1.73	2.15